UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

DIALOG SEMICONDUCTOR PLC
(Translation of registrant's name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20-F or Form 40-F.)

Form 20-F__X__ Form 40-F_____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No__X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_________.)

TABLE OF CONTENTS

Part 1 Press Release of Dialog Semiconductor Plc dated February 18, 2004:
”Dialog Semiconductor reports fourth quarter and full year 2003 results”

Part 2 Press Release of Dialog Semiconductor Plc dated February 18, 2004:
”Dialog Semiconductor is listed in TecDAX index”

Part 3 Press Release of Dialog Semiconductor Plc dated February 2, 2004:
”Dialog Semiconductor enters color display driver market for wireless handsets”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC
Date February 19, 2004
By /s/ ROLAND PUDELKO
Roland Pudelko
Executive Director, CEO and President

Part 1 Dialog Semiconductor reports fourth quarter and full year 2003 results

Fourth quarter 2003:

   Revenues up 19 % to EUR 27.5 million

   Breakeven on operating income

   Positive free cash flow

Full year 2003 ending December 31:

   20% revenue growth to EUR 92.9 million compared to 2002

   Positive free cash flow

Kirchheim/Teck-Nabern, February 18, 2004 –Dialog Semiconductor Plc (Nasdaq: DLGS, FWB: DLG) today reported its fourth quarter and full year results for the period ending December 31, 2003. Fourth quarter revenues were EUR 27.5 million, a 19% increase over Q3 2003. The company improved gross margin by 1.2% and further reduced operating cost, which resulted in an operating profit of EUR 47 thousand for the fourth quarter 2003. Revenue for 2003 was 20 percent up on 2002, at EUR 92.9 million. Shipments of components for the wireless market increased to EUR 69.8 million, or 75% of total revenue; shipments for automotive applications increased to EUR 7.9 million, or 9% of total revenue; for the industrial market, revenue was EUR 12.8 million, or 14% of the total.

The positive free cash flow achieved over the year further strengthened the Company’s already solid balance sheet. Dialog Semiconductor cut its operating loss in 2003 by 52% to EUR 13.2 million from EUR 27.4 million in 2002. A change in German tax legislation in 2003 limits the use of tax-loss carry forwards to 60% of the taxable income. As a result of this change, the Company recognized a valuation allowance on deferred tax assets of EUR 11.8 million and recorded a net loss of EUR 20.4 million resulting in a loss per share of EUR 0.46 in 2003. Excluding the effect from the valuation allowance on deferred tax assets, the loss per share would have been EUR 0.20.

Roland Pudelko, CEO & president commented, “Several specific factors contributed to our improved results during the last two quarters of 2003, in addition to the general market recovery in semiconductor sales worldwide and increased cellular handset shipments. In particular, demand from manufacturers in Asia, convergence of the mobile phone into a multimedia device, and growth in automotive electronics have all directly influenced revenue growth for Dialog Semiconductor. The increase in operating profit during the fourth quarter of 2003 brings us to the point where we are again on the path to profitability, and we are confident about the outlook for 2004.”

Pudelko adds, “Our business transition over the last two years –offering customers the flexibility of either application specific standard products (ASSPs) or application specific integrated circuits (ASICs) –is also an important aspect of our return to growth. Our strategy encompasses research and development programs to enhance our competence in mixed signal and system-on-chip (SoC) designs, plus partnering with companies such as Intel Corporation, Bosch and more recently Optrex. This approach allows us to extend our product portfolio of power management, audio, imaging and display products for our target markets. The end result is that we have already put the products introduced towards the second half of 2002 into volume production and we are seeing significant interest in the newer products introduced in 2003.”

The Company’s annual report for the year ending December 31, 2003 is available at www.Dialog-Semiconductor.com.

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (Prime Standard: DLG), and on the NASDAQ (DLGS) exchanges.

D I S C L A I M E R

This press release contains “forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects”and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions and conditions in the semiconductor and telecommunications markets, exchange-rate and interest-rate movements, capital- and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialisation and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements.

Consolidated Statements of Operations

(in thousands of €, except per share data)	Three months ended December 31, 2003 (unaudited)	Three months ended December 31, 2002 (unaudited)	Year ended December 31, 2003	Year ended December 31, 2002
Revenues	27,545	23,087	92,893	77,104
Cost of sales	(17,727)	(18,549)	(62,374)	(57,409)
Gross margin	9,918	4,538	30,519	19,695
Selling and marketing expenses	(1,059)	(1,107)	(4,197)	(4,149)
General and administrative expense	(1,156)	(1,893)	(5,044)	(6,447)
Research and development	(7,072)	(9,343)	(30,590)	(34,530)
Amortization of intangible assets	(484)	(544)	(2,073)	(1,975)
Restructuring and related impairment charges	-	-	(1,839)	-
Operating profit (loss)	47	(8,349)	(13,224)	(27,406)
Interest income, net	179	243	757	1,121
Foreign currency exchange losses, net	(154)	(471)	(454)	(1,918)
Recovery of investment	-	2,082	315	11,969
Result before income taxes	72	(6,495)	(12,606)	(16,234)
Income tax (expense) benefit	(11,487)	2,542	(7,814)	6,026
Net loss	(11,415)	(3,953)	(20,420)	(10,208)
Share data
Loss per share - basic and diluted	(0.26)	(0.09)	(0.46)	(0.23)
Weighted average number of shares (in thousands) - basic and diluted	43,984	43,925	43,951	43,888

Investor Relations

Corporate Calendar

April 28, 2004: Release of first quarter results

May 12, 2004: Annual shareholders’meeting

July 21, 2004: Release of second quarter results

October 20, 2004: Release of third quarter results

Contact

Dialog Semiconductor
Birgit Hummel
Neue Strasse 95
D-73230 Kirchheim/Teck - Nabern
Telephone +49-7021-805-412
Fax +49-7021-805-200
E-mail birgit.hummel@diasemi.com
Internet www.dialog-semiconductor.com

Part 2   Dialog Semiconductor is listed in TecDAX index

Kirchheim/Teck-Nabern, February 18, 2004 –Dialog Semiconductor Plc (Nasdaq: DLGS, FWB: DLG) will be listed in the TecDAX as of March 22, 2004. This was announced by the Executive Board of Deutsche Börse AG yesterday evening. Dialog Semiconductor will be included in the blue-chip technology stock index of 30 leading technology shares on the Prime Standard. The listing in this share index is a result of the improved performance of Dialog Semiconductor’s share in 2003, plus market and investor confidence in the company’s progressive transition as a business and its effect on moving towards profitability.

During 2003, more than 66 million Dialog Semiconductor shares were traded and the share closed at year end in 28th position compared to the league table of indices for TecDAX shares, in terms of both stock exchange trading volume and free float market capitalization.

Roland Pudelko, CEO & president commented, “We believe that this latest achievement is a recognition by the market that Dialog Semiconductor is now a different business compared to that of five years ago. The investor community is beginning to see the results of our transition, especially as we develop and introduce new products and establish stronger relationships with leading customers and partners.”

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (Prime Standard: DLG), and on the NASDAQ (DLGS) exchanges.

D I S C L A I M E R

This press release contains “forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects”and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions and conditions in the semiconductor and telecommunications markets, exchange-rate and interest-rate movements, capital- and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialisation and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements.

Contact

Dialog Semiconductor
Birgit Hummel
Neue Strasse 95
D-73230 Kirchheim/Teck - Nabern
Telephone +49-7021-805-412
Fax +49-7021-805-200
E-mail birgit.hummel@diasemi.com
Internet www.dialog-semiconductor.com

Part 3 Dialog Semiconductor enters color display driver market for wireless handsets

Kirchheim/Teck-Nabern, February 02, 2004 –Dialog Semiconductor Plc (NASDAQ: DLGS, Prime Standard: DLG), has announced its entry into a new product area by offering color display driver integrated circuits (ICs) for wireless handsets to its customers in this key target market. Aimed at the growing number of color display handset manufacturers in Asia, the new products are available from Dialog Semiconductor as a result of technology licensed from Optrex, and MOTIF, a joint venture between Motorola, Inc. (NYSE: MOT) and InFocus® Corporation (NASDAQ: INFS).

The new display driver ICs complement the Dialog Semiconductor devices already available for the wireless handset market –these include integrated power management and audio ICs, CMOS image sensors and modules, and application specific integrated circuits (ASICs). Roland Pudelko, CEO & president, said, “We have developed a family of color STN (super-twisted nematic) liquid crystal display (LCD) drivers with resolutions up to 65k true colors. With agreements in place for intellectual property licensed from Optrex and Motif, development partners are already identified which will enable us to introduce our first display driver ICs this quarter. The key market for these products is in Asia, where Dialog is seeing significant growth and where we are already in discussions with customers for the driver ICs.”

As mobile phone users demand the ability to get more information from their display particularly as a result of video and gaming capabilities, the display and the display driver become critical elements in the overall system. According to Allen Nogee, principal analyst responsible for wireless component technology at market research firm In-Stat/MDR, cost continues to be the main issue. He comments, “People want color phones that can present much more information but without increasing handset size, while the carriers’goal is to generate revenue. Add to this a trend towards incorporating two displays in a handset, and you have a combination of pressures demanding low cost components and low power consumption, but high resolution and performance. The phone handset size will not grow, but more and more features will be squeezed onto the small display.”

This demand for higher performance full color, high speed moving images is the reason why Dialog Semiconductor licensed the multi-line addressing (MLA) LCD technology, the key benefit of which is faster response time compared to conventional passive matrix displays. Optrex’MLA was originally developed for the successful i-mode internet access mobile phones in Japan, and enables fast response time, high brightness, lower cost and lower power consumption compared to thin film transistor (TFT) LCDs. Displays using MLA technology support moving images at speeds faster than 15 frames per second while maintaining very low power consumption.

Roland Pudelko said, “This technology fits perfectly with our overall strategy of exploiting our technology base and core competence to provide products and solutions for low power applications like mobile phone handsets. In particular, our expertise in mixed signal design and power management, together with high performance, high voltage analog circuit design, is relevant to our LCD driver product family, which will be available in a variety of display sizes and color resolutions.”

Pudelko adds, “Over the next 2-3 years, the worldwide subscriber base for mobile phones is estimated to reach in excess of two billion, which in turn will drive demand for handset sales. When you put all the trends together for the handset itself –such as color displays replacing black and white, dual displays for the popular clamshell formats, and the growth in digital camera phones –then the combination of our display driver ICs with image sensing components and modules places us in an excellent position to provide the semiconductor technology solutions needed to address these new end-user demands.”

Ends

Editor’s note:

For more information about Motif, please visit www.motifcorp.com.
For more information about Optrex, please visit www.optrex.co.jp.

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (Prime Standard: DLG) and on the NASDAQ (DLGS) exchanges.

Contact

Dialog Semiconductor
Birgit Hummel
Neue Strasse 95
D-73230 Kirchheim/Teck - Nabern
Telephone +49-7021-805-412
Fax +49-7021-805-200
E-mail birgit.hummel@diasemi.com
Internet www.dialog-semiconductor.com